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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                ____________

                                 FORM 8-A/A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                           MALLINCKRODT GROUP INC.
           (Exact name of registrant as specified in its charter)


               New York                              36-1263901

(State of incorporation or organization)   IRS Employer Identification No.


          7733 Forsyth Boulevard                      63105-1820
(Address of principal executive offices)              (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered

Stock Purchase Rights                     New York Stock Exchange, Inc.

     Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of Class)




                         Exhibit Index is on Page 7

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Item 1.     Description of Registrant's Securities to be Registered.

            On February 19, 1996, the Board of Directors (the "Board") of Mallinckrodt Group Inc., a New York corporation (the "Company"), extended, amended and restated its existing Rights Agreement between the Company and the First National Bank of Chicago, dated as of March 19, 1986, as amended and restated on March 10, 1989 and as further amended and restated on April 17, 1991 (the "Current Rights Agreement"). The Current Rights Agreement was put in place by action of the Board declaring a dividend payable of one right (a "Right") for each outstanding share of common stock, par value $1 per share of the Company ("Common Stock"), held of record at the close of business on March 31, 1986 (the "Record Time"), or issued thereafter and prior to the Distribution Date (as hereinafter defined) or Final Expiration Date (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Distribution Date. As amended and restated as of February 19, 1996 (the "Amended Rights Agreement"), each registered holder of a Right shall be entitled to purchase from the Company, after the Distribution Date, one share of Common Stock, par value $1 per share, for $160.00 (the "Purchase Price") per Right, subject to adjustment. The Amended Rights Agreement provides that the Rights shall expire on February 28, 2006 unless earlier redeemed (the "Final Expiration Date").

            Under the Amended Rights Agreement, the Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Distribution Date") (i) the tenth business day (or such later date as may be fixed by the Board and publicly announced by the Company) after the date on which any Person (as defined in the Amended Rights Agreement) commences a tender or exchange offer for 30% or more of the Company's Common Stock or (ii) the date (the "Stock Acquisition Date") any Person becomes an Acquiring Person (as defined below); provided that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Distribution Date, such offer shall be deemed never to have been made. An Acquiring Person is any Person, together with any associate or affiliate of such Person, who shall be the Beneficial Owner (as that term is defined in the Amended Rights Agreement) of 20% or more of the Company's Common Stock; provided, however, that the term "Acquiring Person" shall not include any Person (i) who shall become the Beneficial Owner of 20% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, until such time thereafter as any such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of an additional 1% of the outstanding shares of Common Stock,
(ii) who shall become a Beneficial Owner of 20% or more of the outstanding shares of Common Stock as a result of the grant or exercise of an option granted to such Person by the Company in connection with a plan or arrangement to acquire or merge

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with the Company entered into prior to a Stock Acquisition Date, or
(iii) any employee stock ownership or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company. The Amended Rights Agreement excludes from the definition or Beneficial Owner any Person who acquires Common Stock pursuant to customary agreements with and between underwriters and selling group members involved in a bona fide public offering of securities of the Company until forty days after the date of such acquisition.

            The Rights will not be exercisable until the close of business on the Distribution Date.

            The Purchase Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for, Common Stock.

            In the event that prior to the Expiration Time a Stock Acquisition Date occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Amended Rights Agreement, that number of shares of Common Stock of the Company having an aggregate current market price, on the Stock Acquisition Date, equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Stock Acquisition Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right (the "Exchange Ratio"), appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Distribution Date. Immediately upon such action by the Board of Directors, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

            In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions in which, directly or indirectly, (i) the Company shall consolidate or merge with, or, (ii) the Company shall sell or otherwise transfer assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more

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than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to, any other Person (other than one or more of the Company's wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert (a "Flip-over Transaction or Event"), each Right shall thereafter constitute the right to purchase from the Person engaging in such Flip-over Transaction or Event (the "Flip-over Entity"), upon exercise thereof, that number of shares of Common Stock of such Flip-over Entity (the "Flip-over Stock") having an aggregate current market price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Purchase Price for an amount in cash equal to the Purchase Price. Unless the Rights are redeemed as described below, the Company shall not enter into any agreement with respect to, or consummate or permit to occur any Flip-over Transaction or Event unless (i) the Company shall have entered into a supplemental agreement with the Flip-over Entity, for the benefit of the holders of the Rights, providing that, upon consummation or occurrence of the Flip-over Transaction or Event, the issuer of the shares of Flip-over Stock shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to this Amended Rights Agreement and
(ii) there are not in existence at the time of such Flip-over Transaction or Event any rights, warrants or securities outstanding or any other arrangements, agreements or instruments which would eliminate or otherwise diminish in any respect the benefits intended to be afforded by the Amended Rights Agreement to the holders of Rights upon consummation of such transaction.

            The Board of Directors of the Company may, at its option, at any time prior to the Stock Acquisition Date or Final Expiration Date, redeem all (but not less than all) the then outstanding Rights at a price of $0.05 per Right, as provided in the Amended Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

            The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

            The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed on or prior to the Stock Acquisition Date.

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            As of December 31, 1995 there were 87,116,289 shares of Common
Stock issued (of which 74,184,899 shares were outstanding and 12,931,390 shares were held in treasury) and 10,600,851 shares reserved for issuance pursuant to employee benefit plans. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

            The Amended Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as Exhibit (1) and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Amended Rights Agreement.

Item 2.     Exhibits.

Exhibit No.       Description

     (1)   Amended Rights Agreement.

     (2)   Form of Rights Certificate and of Election to
           Exercise, included in Exhibit A to the Amended
           Rights Agreement.

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                                   SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MALLINCKRODT GROUP INC.



                                    By: /s/ Roger A. Keller
                                        Name:  Roger A. Keller
                                        Title: Vice-President,
                                               Secretary & General
                                               Counsel




Date:  February 26, 1996

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                               EXHIBIT INDEX




Exhibit No.             Description

   (1) Amended and Restated Rights Agreement, dated as of February 19, 1996 (the "Amended Rights
         Agreement"), between Mallinckrodt Group Inc.
         and The First National Bank of Chicago as
         Rights Agent.

   (2)   Form of Rights Certificate and of Election to
         Exercise (included in Exhibit A to the
         Amended Rights Agreement).